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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

Compellent Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20452A 10 8
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Crescendo IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,601,422

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,601,422

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,601,422

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Crescendo IV AG & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	5	SOLE VOTING POWER

NUMBER OF		276,901

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		276,901

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	276,901

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Crescendo IV Entrepreneurs Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		128,728

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		128,728

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	128,728

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Crescendo IV Entrepreneurs Fund A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		57,560

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		57,560

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,560

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 5 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Crescendo Ventures IV, LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,787,710*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,787,710*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,787,710*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 4,601,422 shares held Crescendo IV, L.P. (“Crescendo IV”), 128,728 shares held by Crescendo IV Entrepreneurs Fund L.P. (“IV EF”) and 57,560 shares held by Crescendo IV Entrepreneurs Fund A L.P. (”IV EFA”). The Reporting Person is the general partner of Crescendo IV, IV EF and IV EFA.

Page 6 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Crescendo German Investments IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		276,901*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		276,901*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,901*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Shares are held by Crescendo IV AG & Co. Beteiligungs KG (“IV KG”). The Reporting Person is general partner of IV KG.

Page 7 of 12 pages

CUSIP No.	20452A 10 8

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) R. David Spreng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		5,064,611*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,064,611*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,064,611*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 4,601,422 shares held Crescendo IV, L.P. (“Crescendo IV”), 128,728 shares held by Crescendo IV Entrepreneurs Fund L.P. (“IV EF”), 57,560 shares held by Crescendo IV Entrepreneurs Fund A L.P. (“IV EFA”) and 276,901 by Crescendo IV AG & Co. Beteiligungs KG (“IV KG”). Crescendo Ventures IV, LLP (“IV LLP”) is the general partner of Crescendo IV, IV EF and IV EFA. Crescendo German Investors IV, LLC (“German IV LLC”) is the general partner of IV KG. The Reporting Person is the managing partner of IV LLP and German IV LLC.

Page 8 of 12 pages

Item 1.
     (a) Name of Issuer
Compellent Technologies, Inc.
     (b) Address of Issuer’s Principal Executive Offices
7625 Smetana Lane
Eden Prairie, MN 55344
Item 2.
     (a) Name of Person Filing
Crescendo Ventures IV, L.P. (“Crescendo IV”)
Crescendo IV AG & Co. Beteiligungs KG (“IV KG”)
Crescendo IV Entrepreneurs Fund, L.P. (“IV EF”)
Crescendo IV Entrepreneurs Fund A, L.P. (“IV EFA”)
Crescendo Ventures IV, LLP (“IV LLP”)
Crescendo German Investments IV, LLC (“German IV LLC”)
R. David Spreng
     (b) Address of Principal Business Office or, if none, Residence
480 Cowper Street, Suite 300
Palo Alto, CA 94301
     (c) Citizenship

Entities:	Crescendo IV — Delaware
IV KG — Germany
IV EF — Delaware
IV EFA — Delaware
IV LLP — Delaware
German IV LLC — Delaware

Individuals:	R. David Spreng – United States
     (d) Title of Class of Securities
Common Stock
     (e) CUSIP Number
20452A 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable

Page 9 of 12 pages

Item 4. Ownership

			Crescendo IV	Crescendo IV
		Crescendo IV AG &	Entrepreneurs Fund,	Entrepreneurs Fund
	Crescendo IV, L.P.	Co. Beteiligungs KG	L.P.	A, L.P.
(a) Beneficial Ownership	4,601,422	276,901	128,728	57,560

(b) Percentage of Class	15.0%	0.9%	0.4%	0.2%

(c) Sole Voting Power	4,601,422	276,901	128,728	57,560

Shared Voting Power	-0-	-0-	-0-	-0-

Sole Dispositive Power	4,601,422	276,901	128,728	57,560

Shared Dispositive Power	-0-	-0-	-0-	-0-

	Crescendo	Crescendo German
	Ventures IV,	Investments IV,
	LLP(1)	LLC(2)	R. David Spreng(3)
(a) Beneficial Ownership	4,787,410	276,901	5,064,611

(b) Percentage of Class	15.7%	0.9%	16.6%

(c) Sole Voting Power	4,787,410	276,901	5,064,611

Shared Voting Power	-0-	-0-	-0-

Sole Dispositive Power	4,787,410	276,901	5,064,611

Shared Dispositive Power	-0-	-0-	-0-

(1)	Includes 4,601,422 shares held by Crescendo IV, 128,728 shares held by IV EF and 57,560 shares held by IV EFA. The Reporting Person is the general partner of Crescendo IV, IV EF and IV EFA.

(2)	Shares are held by IV KG. The Reporting Person is general partner of IV KG.

(3)	Includes 4,601,422 shares held Crescendo IV, 128,728 shares held by IV EF, 57,560 shares held by IV EFA and 276,901 by IV KG. IV LLP is the general partner of Crescendo IV, IV EF and IV EFA. German IV LLC is the general partner of IV KG. The Reporting Person is the managing partner of IV LLP and German IV LLC.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of a Group
     Not applicable.
Item 10. Certification
     Not applicable.

Page 10 of 12 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008

CRESCENDO IV, L.P.		CRESCENDO IV AG & CO. BETEILIGUNGS KG

By:	Crescendo Ventures IV, LLP	By:	Crescendo German Investments IV, LLC
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO IV ENTREPRENEURS FUND, L.P.		CRESCENDO IV ENTREPRENEURS FUND A, L.P.

By:	Crescendo Ventures IV, LLP	By:	Crescendo Ventures IV, LLP
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO VENTURES IV, LLP		CRESCENDO GERMAN INVESTMENTS IV, LLC

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

/s/ R. David Spreng

R. David Spreng

EXHIBITS
A: Joint Filing Agreement

Page 11 of 12 pages

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Compellent Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February, 2008.

CRESCENDO IV, L.P.		CRESCENDO IV AG & CO. BETEILIGUNGS KG

By:	Crescendo Ventures IV, LLP	By:	Crescendo German Investments IV, LLC
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO IV ENTREPRENEURS FUND, L.P.		CRESCENDO IV ENTREPRENEURS FUND A, L.P.

By:	Crescendo Ventures IV, LLP	By:	Crescendo Ventures IV, LLP
	its general partner		its general partner

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

CRESCENDO VENTURES IV, LLP		CRESCENDO GERMAN INVESTMENTS IV, LLC

By:	/s/ R. David Spreng	By:	/s/ R. David Spreng

	R. David Spreng		R. David Spreng
	Managing General Partner		Managing General Partner

/s/ R. David Spreng

R. David Spreng

Page 12 of 12 pages